Flamel Technologies S.A.

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Please mark your votes as indicated in this example	☒

The Board of Directors advises to vote in favor of all resolutions, except for fifteenth (15) resolution.

		FOR	AGAINST	ABSTAIN			FOR	AGAINST	ABSTAIN
ORDINARY RESOLUTIONS
1.	Approval of Statutory Accounts for year ended December 31, 2010;	☐	☐	☐	9.	Appointment of Mrs. Catherine Brechignac as Director;	☐	☐	☐

2.	Allocation of Result;	☐	☐	☐	10.	Appointment of Mr. Guillaume Cerutti as Director;	☐	☐	☐

3.	Renewal of Mr Elie Vannier as Director;	☐	☐	☐	11.	Determination of the annual amount of Directors’ Attendance Fees;	☐	☐	☐

4.	Renewal of Mr Lodewijk J.R. DeVink as Director;	☐	☐	☐	12.	Approval of agreements referred to in article L.225-38 et seq. of the Code of Commerce.	☐	☐	☐

					EXTRAORDINARY RESOLUTIONS
5.	Renewal of Mr John L. Vogelstein as Director;	☐	☐	☐	13.	Authorization to be granted to the Board of Directors to allocate 200,000 shares at no cost (“free shares”) and taking note of the resulting capital increases.	☐	☐	☐

6.	Renewal of Mr Francis JT Fildes as Director;	☐	☐	☐	14.	Authorization to be granted to the Board of Directors to issue a maximum of 350,000 warrants (BSA) reserved for a category of persons consisting of the company’s directors who are neither legal representatives nor employees of the company, but including the Chairman of the Board of Directors; authorization to be granted to the Board of Directors for carrying out the resulting capital increases.	☐	☐	☐

7.	Renewal of Mr. Stephen H. Willard as Director;	☐	☐	☐	15.	Authorization to be granted to the Board of Directors for increasing the share capital by issues of shares reserved for the members of a company saving plan established in application of Articles L.3332-18 et seq. of the Labour Code.	☐	☐	☐

8.	Appointment of Ambassador Craig Stapleton as Director;	☐	☐	☐	16.	Powers for formalities.	☐	☐	☐

							Mark Here for Address Change or Comments See ReveRSe		☐

NOTE: Please sign as name appears hereon. Joint owners should each sign. When signing as attorney, executor, administrator, trustee or guardian, please give full title as such.

Signature __________________________________________ Signature ___________________________________________ Date _____________

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Flamel Technologies S.A.

  Instructions to the Bank of New York Mellon, as Depositary (Must be received prior to 5:00 p.m. on June 16, 2011)

The undersigned registered owner of American Depositary Shares hereby requests and instructs The Bank of New York Mellon, as Depositary, to endeavor, in so far as practicable, to vote or cause to be voted the amount of Ordinary Shares or other deposited securities represented by such American Depositary Shares registered in the name of the undersigned on the books of the Depositary as of the close of business on May 17, 2011 at the Combined Shareholders Meeting of Flamel Technologies S.A. to be held on June 24, 2011 in respect of the resolutions specified on the reverse.

Please direct the Depositary how it is to vote by placing an X in the appropriate box beside each resolution.

If no instructions are received by the Depositary from any Owner with respect to any of the Deposited Securities represented by the American Depositary Shares evidenced by such Owner's Receipts on or before the date established by the Depositary for such purpose, the Depositary shall deem such Owner to have instructed the Depositary to vote such Deposited Securities and the Depositary shall vote such Deposited Securities in favor of any resolution proposed by the management of the Issuer and against any resolution not proposed by such management, except in case where (i) the Issuer does not wish such vote cast, (ii) substantial opposition exists or (iii) such matter materially andadversely affects the rights of holders of Shares or American Depositary Shares.

NOTE: As registered owners of American Depositary Shares are not registered as holders of Shares on the registry maintained by or on behalf of Flamel Technologies, S.A., in accordance with French company law and the statuts of the Flamel Technologies S.A., registered owners of American Depositary Shares have no standing to (i) appear and vote at any meeting of holders of Shares, or (ii) propose any resolution at any shareholders' meeting. If a holder of American Depositary Shares wishes to appear and vote at any meeting of the holders of Shares, or to propose any resolution at such meeting, such holder must surrender its receipts and withdraw the corresponding Deposited Securities pursuant to Section 2.5 of the Deposit Agreement and become registered on the registry maintained by or on behalf of Flamel Technologies S.A. at least (i) one (1) Paris Business Day prior to the date of the relevant shareholders' meeting to appear and vote at such meeting, or (ii) twenty-five (25) calendar days prior to the date of the relevant shareholders' meeting to propose any such resolution.

Address change/comments (Mark the corresponding box on the reverse side)

BNY MELLON SHAREOWNER SERVICES
PO BOX 3549
S HACKENSACK NJ 07606-9249

(continued and to be marked, dated and signed, on the other side)